Evolent Health LLC

Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the year ended December 31, 2016 and for the period from June 4, 2015 to December 31, 2015 (Successor Company) and for the period from January 1, 2015 to June 3, 2015 and for the year ended December 31, 2014 (Predecessor Company)

Evolent Health LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Evolent Health LLC

In our opinion, the accompanying consolidated statements of operations, of changes in members’ equity and redeemable preferred units and of cash flows, for the period from January 1, 2015 to June 3, 2015 and for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Evolent Health LLC (Predecessor) for the period from January 1, 2015 to June 3, 2015 and for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Evolent Health LLC

In our opinion, the accompanying consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of operations, of changes in members’ equity and redeemable preferred units and of cash flows for the year ended December 31, 2016 and for the period from June 4, 2015 to December 31, 2015 present fairly, in all material respects, the financial position of Evolent Health LLC and its subsidiaries (Successor) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the year ended December 31, 2016 and for the period from June 4, 2015 to December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
March 2, 2017

EVOLENT HEALTH LLC
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	Successor
	As of December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$23,313	$145,726
Restricted cash and restricted investments	34,416	4,703
Accounts receivable, net (amounts related to affiliates: 2016 - $8,258; 2015 - $10,185)	40,635	20,381
Prepaid expenses and other current assets (amounts related to affiliates: 2016 - $4,507; 2015 - $1,220)	11,011	4,208
Investments, at amortized cost	44,341	9,445
Total current assets	153,716	184,463
Restricted cash and restricted investments	6,000	1,582
Investments, at amortized cost	—	44,618
Investments in and advances to affiliate	2,159	—
Property and equipment, net	31,179	12,796
Prepaid expenses and other non-current assets	10,043	—
Intangible assets, net	258,923	163,152
Goodwill	613,253	608,903
Total assets	$1,075,273	$1,015,514

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable (amounts related to affiliates: 2016 - $13,480; 2015 - $13,311)	$43,892	$16,699
Accrued liabilities (amounts related to affiliates: 2016 - $3,211; 2015 - $828)	29,160	6,047
Accrued compensation and employee benefits	38,394	21,925
Deferred revenue	20,481	14,835
Total current liabilities	131,927	59,506
Long-term debt, net of discount	9,160	—
Other long-term liabilities	14,655	111
Total liabilities	155,742	59,617

Commitments and Contingencies (See Note 9)

Members' Equity
Class A common units - Unlimited units authorized as of December 31, 2016 and 2015;
52,586,899 and 41,491,498 units issued and outstanding as of December 31, 2016 and 2015, respectively	709,943	670,659
Class B common units - 100,000,000 units authorized as of December 31, 2016 and 2015;
15,346,981 and 17,524,596 units issued and outstanding as of December 31, 2016 and 2015, respectively	209,588	285,238
Total members' equity	919,531	955,897
Total liabilities and members' equity	$1,075,273	$1,015,514

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Successor		Predecessor
	For the year ended	For the period	For the period	For the year ended
	December 31,	June 4, 2015 -	January 1, 2015	December 31,
	2016	December 31, 2015	- June 3, 2015	2014
Revenue
Transformation (1)	$38,320	$19,906	$15,755	$36,289
Platform and operations (1)	215,868	76,972	46,059	64,599
Total revenue	254,188	96,878	61,814	100,888

Expenses
Cost of revenue (exclusive of depreciation and amortization
expenses presented separately below) (1)	155,177	57,398	44,839	73,122
Selling, general and administrative expenses (1)	160,692	75,286	58,457	76,521
Depreciation and amortization expenses	17,224	7,166	2,637	3,694
Goodwill impairment	160,600	—	—	—
(Gain) loss on change in fair value of contingent consideration	(2,086)	—	—	—
Total operating expenses	491,607	139,850	105,933	153,337
Operating income (loss)	(237,419)	(42,972)	(44,119)	(52,449)
Interest income (expense), net	723	293	38	195
Other income (expense), net	4	—	2	(9)
Income (loss) from affiliate	(841)	—	—	—
Net income (loss)	$(237,533)	$(42,679)	$(44,079)	$(52,263)

(1) Amounts related to affiliates included above are as follows (see Note 15):
Revenue
Transformation	$482	$940	$828	$8,930
Platform and operations	34,267	23,642	22,275	28,847
Expenses
Cost of revenue (exclusive of depreciation and amortization expenses)	22,207	14,050	10,812	14,488
Selling, general and administrative expenses	2,027	1,542	1,701	227

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor		Predecessor
	For the year ended	For the period	For the period	For the year ended
	December 31,	June 4, 2015 -	January 1, 2015 -	December 31,
	2016	December 31, 2015	June 3, 2015	2014
Cash Flows from Operating Activities
Net income (loss)	$(237,533)	$(42,679)	$(44,079)	$(52,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on change in fair value of contingent liability	(2,086)	—	—	—
Loss from lease abandonment	6,456	—	—	—
(Income) loss from affiliate	841	—	—	—
Depreciation and amortization expenses	17,224	7,166	2,637	3,694
Goodwill impairment	160,600	—	—	—
Stock-based compensation expense	18,604	14,730	21,738	11,091
Acceleration of unvested equity awards for Valence employees	3,897
Other	802	157	(79)	48
Changes in assets and liabilities, net of acquisitions:
Accounts receivables, net	(11,044)	11,756	(22,660)	1,043
Prepaid expenses and other current assets	(9,968)	(2,036)	(103)	(405)
Other non-current assets	—	—	—	1,751
Accounts payable	(6,371)	2,764	5,999	5,547
Accrued liabilities	16,197	(3,788)	7,494	392
Accrued compensation and employee benefits	6,664	11,402	(4,936)	7,468
Deferred revenue	1,200	(17,998)	14,490	6,882
Other current liabilities	—	(56)	(395)	217
Other long-term liabilities	(153)	114	—	2,414
Net cash provided by (used in) operating activities	(34,670)	(18,468)	(19,894)	(12,121)

Cash Flows from Investing Activities
Cash paid for parent company contribution of assets	(82,560)	—	—	—
Purchases of investments	—	(54,234)	8,240	(56,169)
Investments in and advances to affiliates	(3,000)	—	—	—
Maturities and sales of investments	9,379	4,000	14,350	32,000
Purchases of property and equipment	(15,526)	(6,515)	(4,337)	(11,034)
Change in restricted cash and restricted investments	(6,090)	—	—	(3,576)
Net cash provided by (used in) investing activities	(97,797)	(56,749)	18,253	(38,779)

Cash Flows from Financing Activities
Proceeds from sale of Class A units to parent	—	209,087	—	47
Proceeds from issuance of Class A units to parent upon
exercise of stock options	1,259	152	—	—
Proceeds from issuance of Series B-1 preferred units, net	—	—	—	961
Proceeds from issuance of 2021 Mirror Notes, net of issuance costs	9,160	—	—	—
Payments of deferred offering costs	—	(1,361)	(428)	(1,365)
Purchase of Series A preferred units	—	—	—	(1,500)
Taxes withheld for vesting of restricted stock units	(365)	—	—	—
Net cash provided by (used in) financing activities	10,054	207,878	(428)	(1,857)

Net increase (decrease) in cash and cash equivalents	(122,413)	132,661	(2,069)	(52,757)
Cash and cash equivalents as of beginning-of-period	145,726	13,065	15,134	67,891
Cash and cash equivalents as of end-of-period	$23,313	$145,726	$13,065	$15,134

Supplemental Disclosure of Non-cash Investing and Financing Activity
Non-cash transfer of deferred offering costs to members’ equity	$—	$3,154	$—	$—
Non-cash issuance of Class A common units	177,805	—	—	—
Non-cash transfer from prepaid expenses to deferred offering costs	—		300
Accrued deferred offering costs	—	—	1,361	196
Non-cash Valence tax withholdings	1,148
Non-cash deferred financing costs payable	1,036
Non-cash contribution of common stock to Evolent Health LLC
prior to the Offering Reorganization	—	—	21,810	—
Accrued property and equipment purchases	446	—	—	96
Non-cash issuance of series B-1 preferred units	—	—	—	593
Non-cash settlement of accounts payable through issuance of
Class A common units	—	—	—	279
Effects of the Secondary Offering
Decrease in Class B common units as a result of the Secondary Exchange	28,220	—	—	—

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY AND REDEEMABLE PREFERRED UNITS
(in thousands)

	Redeemable Preferred Units				Total
					Redeemable	Series A		Series B		Class A		Class B non-voting		Total
	Series B		Series B-1		Preferred	Preferred Units		Preferred Units		Common Units		Common Units		Members’
Predecessor	Units	Amount	Units	Amount	Units	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Interests
Balance as of December 31, 2013	14,368	$38,251	—	$—	$38,251	15,600	$—	11,676	$31,044	3,824	$—	—	$—	$31,044
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	11,091	—	—	11,091
Repurchase of preferred units	—	(828)	—	—	(828)	(300)	—	—	(672)	—	—	—	—	(672)
Issuance of Series B-1 preferred
units, net of expenses	—	—	360	1,554	1,554	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(48)	—	—	—	—
Issuance of common units
to Evolent Health Holdings Inc.	—	—	—	—	—	—	—	—	—	12	47	—	—	47
Non-cash issuance of common units
to Evolent Health Holdings Inc.	—	—	—	—	—	—	—	—	—	260	279	—	—	279
Net income (loss)		(21,689)		(1,554)	(23,243)	—	—	—	(17,603)	—	(11,417)	—	—	(29,020)
Balance as of December 31, 2014	14,368	15,734	360	—	15,734	15,300	—	11,676	12,769	4,048	—	—	—	12,769
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	21,810	—	—	21,810
Net income (loss)	—	(12,293)	—	—	(12,293)	—	—	—	(9,976)	—	(21,810)	—	—	(31,786)
Balance as of June 3, 2015	14,368	3,441	360	—	3,441	15,300	—	11,676	2,793	4,048	—	—	—	2,793

Successor
Opening members’ equity as a result
of the Offering Reorganization	—	—	—	—	—	—	—	—	—	28,227	479,843	17,525	297,918	777,761
Issuance of Class A common units
to Evolent Health, Inc.	—	—	—	—	—	—	—	—	—	13,225	205,933	—	—	205,933
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	14,730	—	—	14,730
Issuance of common units to Evolent
Health, Inc. for equity exercise	—	—	—	—	—	—	—	—	—	39	152	—	—	152
Net income (loss) subsequent to the
Offering Reorganization	—	—	—	—	—	—	—	—	—	—	(29,999)	—	(12,680)	(42,679)

Balance as of December 31, 2015	—	—	—	—	—	—	—	—	—	41,491	670,659	17,525	285,238	955,897
Cumulative-effect adjustment from
adoption of new accounting principle	—	—	—	—	—	—	—	—	—	—	139	—	(139)	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	16,147	—	—	16,147
Acceleration of unvested equity awards
for Valence Health employees	—	—	—	—	—	—	—	—	—	162	3,897	—	—	3,897
Issuance of common units to Evolent
Health, Inc. for equity exercise	—	—	—	—	—	—	—	—	—	221	1,259	—	—	1,259
Issuance of common units to Evolent
Health, Inc. for vesting of equity awards	—	—	—	—	—	—	—	—	—	84	2,193	—	—	2,193
Exchange of Class B common units	—	—	—	—	—	—	—	—	—	2,178	28,220	(2,178)	(28,220)	—
Issuance of common units to Evolent
Health Inc. for business combinations	—	—	—	—	—	—	—	—	—	8,451	177,667	—	—	177,667
Change in membership interest as a result
of business combinations	—	—	—	—	—	—	—	—	—	—	(19,745)	—	19,745	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	(170,493)	—	(67,036)	(237,529)
Balance as of December 31, 2016	—	$—	—	$—	$—	—	$—	—	$—	52,587	$709,943	15,347	$209,588	$919,531

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Evolent Health LLC (“Evolent” or the “Company” which also may be referred to as “we,” “our” or “us”) is a managed services firm that supports leading health systems and physician organizations in their migration toward value-based care and population health management. The Company’s services include providing our customers, who we refer to as partners, with a population management platform, integrated data and analytics capabilities, pharmacy benefit management (“PBM”) services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner. The Company’s contracts are structured as a combination of advisory fees, monthly member service fees, percentage of plan premiums and shared medical savings arrangements. The Company’s headquarters is located in Arlington, Virginia.

The Company was originally organized as a “C” corporation in August 2011 (as Evolent Health, Inc.) and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and University of Pittsburgh Medical Center (“UPMC”), each contributed $10.0 million in cash to the Company. In addition, UPMC contributed a $3.0 million software license for use and resale by Evolent Health, Inc. as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with Evolent Health, Inc., such as reseller agreements. Each of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

On September 23, 2013, the Company undertook a reorganization (the “Series B Reorganization”) in which Evolent Health Holdings, Inc. (“Evolent Health Holdings”) was formed and the existing company (our predecessor, the former Evolent Health, Inc., or “Evolent, Inc.”) converted into a limited liability company. Following the conversion of Evolent, Inc. into a limited liability company, the Company completed the issuance of $100.0 million of series B preferred units to new and existing investors. Certain rights and preferences related to the series B preferred units were set forth in the Company’s operating agreement and a master investors’ rights agreement (“MIRA”) among the investors.

Initial Public Offering of Evolent Health, Inc. and Offering Reorganization

On June 4, 2015, Evolent Health LLC and our parent, Evolent Health Holdings, undertook a reorganization (the “Offering Reorganization”) in connection with the initial public offering (“IPO”) of Evolent Health, Inc. These transactions are discussed in detail in Note 4. In connection with the Offering Reorganization, the Company amended and restated its operating agreement to, among other things, establish two classes of equity (voting Class A common units and non-voting Class B common units).

Subsequent to the Offering Reorganization and IPO, the pre-Offering Reorganization members of the Company (other than Evolent Health, Inc.) held 100% of our Class B common units and Evolent Health, Inc. holds 100% of our Class A common units. The Company’s Class B common units can be exchanged (together with a corresponding number of shares of Evolent Health, Inc.’s Class B common stock) for one share of Evolent Health, Inc.’s Class A common stock. Subsequent to the Offering Reorganization, IPO of Evolent Health, Inc., secondary offering (as described below) and transactions completed in 2016 (as described in Note 4), as of December 31, 2016, Evolent Health, Inc. owned 77.4% of Evolent Health LLC, holds 100% of the voting rights in the Company, is the sole managing member of the Company and, therefore, controls the operations of the Company. Evolent Health, Inc. consolidates the results of the Company subsequent to the date of the Offering Reorganization.

Secondary Offering

In September 2016, Evolent Health, Inc. completed a secondary offering of 8.6 million shares of its Class A common stock at a public offering price of $22.50 per share. The shares sold in the offering were sold by certain affiliates of TPG Global, LLC (“TPG”), The Advisory Board, UPMC, Ptolemy Capital, LLC (together, the “Investor Stockholders”) and certain management selling stockholders (together with the Investor Stockholders, the “Selling Stockholders”). Evolent Health, Inc. did not receive any proceeds from the sale of the shares.

The shares sold in the offering consisted of 6.4 million existing shares of Evolent Health, Inc.’s Class A common stock owned and held by the Selling Stockholders and 2.2 million newly-issued shares of Evolent Health, Inc.’s Class A common stock received by certain Investor Stockholders pursuant to the exercise of an existing exchange right.

The newly-issued shares of Evolent Health, Inc.’s Class A common stock were issued to certain Investor Stockholders in exchange (the “Exchange”) for an equal number of shares of Evolent Health, Inc.’s Class B common stock (which were subsequently canceled) and an equal number of Evolent Health LLC’s Class B common units (“Class B units”). Class B units received by Evolent Health, Inc. from relevant Investor Stockholders were simultaneously exchanged for an equivalent number of Class A units of Evolent Health LLC, and Evolent Health LLC canceled the Class B units it received in the Exchange.

As a result of the Exchange and the Company’s cancellation of the Class B units, Evolent Health Inc.’s economic interest in the Company increased from 71.0% to 74.6% immediately following the Exchange. Evolent Health, Inc.’s economic interest in the Company will increase if further exchanges occur.

Since its inception, the Company has incurred losses from operations. As of December 31, 2016, the Company had cash and cash equivalents of $23.3 million. In addition, the Company received proceeds of approximately $110.2 million in connection with the 2021 Mirror Notes (as defined below) during the first quarter of 2017. The Company believes it has sufficient liquidity for the next twelve months as of the date the financial statements were available to be issued.

2. Basis of Presentation, Summary of Significant Accounting Policies and Change in Accounting Principle

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

As discussed in Note 4, amounts for the period January 1, 2015, through June 3, 2015, and for the year ended December 31, 2014, presented in our consolidated financial statements and notes to consolidated financial statements represent the historical operations of the Company prior to the Offering Reorganization and the application of pushdown accounting related to the Offering Reorganization. The amounts as of December 31, 2016 and 2015, and for the year ended December 31, 2016, and for the period from June 4, 2015, through December 31, 2015, include the effects of pushdown accounting and have been separated by a black line in our consolidated financial statements to highlight the lack of comparability between the periods.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. In the accompanying consolidated financial statements, estimates are used for, but not limited to, the valuation of assets, liabilities, consideration related to business combinations and step acquisitions, revenue recognition including discounts and credits, estimated selling prices for deliverables in multiple element arrangements, contingent payments, allowance for doubtful accounts, depreciable lives of assets, impairment of long lived assets (including equity method investments), stock-based compensation, contingent liabilities, valuation of intangible assets (including goodwill) and the useful lives of intangible assets.

Principles of Consolidation

The consolidated financial statements include the accounts of Evolent Health LLC and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation.

Comprehensive Income

No elements of comprehensive income were present for any periods presented.

Application of Pushdown Accounting

Pushdown accounting means establishing a new basis for the assets and liabilities of an acquired company based on a “pushdown” of the acquirer’s stepped-up basis to the acquired company in connection with a change-in-control event. We elected to apply pushdown accounting in the reporting period in which the Offering Reorganization change-in-control event occurred, specifically the second quarter of 2015. The decision to apply pushdown accounting is irrevocable. Our election of pushdown accounting required us to record the new basis of accounting established by our acquirer, Evolent Health, Inc., for the individual assets and liabilities of our Company. Goodwill was calculated and recognized by us consistent with business combination accounting as further described in Note 4, resulting in the pushdown of $608.9 million in goodwill.

Fair Value Measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. Our Consolidated Balance Sheets include various financial instruments (primarily cash not held in money-market funds, restricted cash, accounts receivable, accounts payable, accrued expenses, deferred revenue and other liabilities) that are carried at cost and that approximate fair value.

See Note 14 for further discussion regarding fair value measurement.

Cash and Cash Equivalents

We consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company holds materially all of our cash in bank deposits with FDIC participating banks, at cost, which approximates fair value. Cash and cash equivalents held in money market funds are carried at fair value, which approximates cost.

Restricted Cash and Restricted Investments

Restricted cash and restricted investments are carried at cost and include cash and investments used to collateralize various contractual obligations (in thousands) as follows:

	As of December 31,
	2016	2015
Collateral for letters of credit
for facility leases (1)	$4,852	$3,710
Collateral with financial institutions (2)	4,950	—
Pharmacy benefit management
and claims processing services (3)	30,555	2,479
Other	59	96
Total restricted cash
and restricted investments	40,416	6,285

Non-current restricted investments (2)	4,950	—
Non-current restricted cash (1)	1,050	1,582
Total non-current restricted cash
and restricted investments	6,000	1,582
Current restricted cash
and restricted investments	$34,416	$4,703

(1) Represents restricted cash of approximately $4.9 million related to collateral for letters of credit required in conjunction with lease agreements. See Note 9 for further discussion of our lease commitments.
(2) Represents collateral for letters of credit held with financial institutions for risk-sharing arrangements. The collateral amount is invested in restricted certificates of deposit with original maturities in excess of 12 months. The restricted investments are classified as held-to-maturity and stated at cost. Fair value of the certificates of deposit is determined using Level 2 inputs and approximates cost as of December 31, 2016. See Note 9 for further discussion of our risk-sharing arrangements.
(3) Represents cash held on behalf of clients to process PBM and other claims. Approximately $27.0 million of the amount in this category is related to a new client relationship established during 2016.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded when amounts are contractually billable under our customer contracts and are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable on an individual account basis. The allowance is adjusted periodically based on management’s determination of collectability, and any accounts that are determined to be uncollectible are written off against the allowance. The Company did not record an allowance for doubtful accounts in 2016 or 2015, as all amounts were determined to be collectible.

Due to the timing of invoicing, the Company had recorded unbilled receivables of $1.8 million and $0.1 million as of December 31, 2016 and 2015, respectively. Unbilled receivables are considered short-term and generally invoiced subsequent to the month the services are provided. While terms vary by contract, payment for services is typically contractually linked to the provision of specified services, with the timing of invoicing occurring in advance or subsequent to the services period.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The following summarizes the estimated useful lives by asset classification:

Computer hardware	3 years
Furniture and equipment	3 years
Internal-use software development costs	7 years
Leasehold improvements	Shorter of useful life or remaining lease term

When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in our Consolidated Statements of Operations.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

Software Development Costs

The Company capitalizes the cost of developing internal-use software, consisting primarily of personnel and related expenses (including stock-based compensation and employee taxes and benefits) for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose and any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in property and equipment, net on our Consolidated Balance Sheets. Amortization of internal-use software costs are recorded on a straight-line basis over their estimated useful life and begin once the project is substantially complete and the software is ready for its intended purpose.

Research and Development Costs

Research and development costs consist primarily of personnel and related expenses (including stock-based compensation) for employees engaged in research and development activities as well as third party fees. All such costs are expensed as incurred. We focus our research and development efforts on activities that support our technology infrastructure, clinical program development, data analytics and network development capabilities. Research and development costs are recorded within “Selling, general and administrative expenses” on our Consolidated Statements of Operations and were $11.1 million, $3.6 million, $5.8 million and $4.0 million for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively.

Goodwill

Goodwill results from (i) recognizing the excess of the purchase price, plus the fair value of any non-controlling interests in the acquiree, over the fair value of identifiable net assets acquired, (ii) the application of push-down accounting, and (iii) the application of intercompany contribution of assets from our parent. Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors. We perform impairment tests of goodwill at our single reporting unit level, which is consistent with the way management evaluates our business. Acquisitions to date have been complementary to the Company’s core business, and therefore goodwill is assigned to our single reporting unit to reflect the synergies arising from each business combination.

We perform a two-step test in our evaluation of the carrying value of goodwill, if qualitative factors determine it is necessary to complete the two-step goodwill impairment test. In Step 1 of the evaluation, the fair value is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable, and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist, and Step 2 is required. In Step 2, the implied fair value of goodwill is determined. The fair value as determined in Step 1 is assigned to all of its net assets (recognized and unrecognized) as if the entity was acquired in a business combination as of the date of the impairment test. If the implied fair value of goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value; and a charge is reported in impairment of goodwill on our Consolidated Statements of Operations. See Note 7 for additional discussion regarding the goodwill impairment tests conducted during 2016 and 2015.

Intangible Assets, Net

As noted above, on June 4, 2015, the Company completed the Offering Reorganization, following which Evolent Health, Inc. was required to remeasure our assets and liabilities at fair value, which resulted in the recording of certain intangible assets. The Company was contributed by its parent and acquired additional intangible assets in conjunction with strategic transactions made during 2016. Information regarding the determination and allocation of the fair value of the acquired assets and liabilities are further described within Note 4.

Identified intangible assets are recorded at their estimated fair values at the date of acquisition or contribution and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used. The following summarizes the estimated useful lives by asset classification:

Corporate trade name	20 years
Customer relationships	15-25 years
Technology	5-7 years

Intangible assets are reviewed for impairment if circumstances indicate the Company may not be able to recover the asset’s carrying value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group exceed the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. See Note 7 for additional discussion regarding our intangible assets.

Long-term Debt

As discussed in Note 8, Evolent Health, Inc. issued $125.0 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2021 (the “2021 Notes”) in a private placement in December 2016. Subsequent to the issuance of the 2021 Notes, Evolent Health, Inc. entered into a mirror agreement with Evolent Health LLC and committed to loan the proceeds to the Company under the same terms as the 2021 Notes (the “2021 Mirror Notes”). As of December 31, 2016, the Company had received $10.0 million from Evolent Health, Inc. in connection with the 2021 Mirror Notes.

The 2021 Mirror Notes are carried at cost, net of deferred financing costs. The deferred financing costs will be amortized to non-cash interest expense using the straight line method over the contractual term of the 2021 Mirror Notes, since this method was not materially different from the effective interest rate method. Cash interest payments are due semi-annually in arrears - on June 1 and December 1 each year, starting on June 1, 2017. We will accrue interest expense monthly based on the annual coupon rate of 2.00%. The 2021 Mirror Notes have embedded conversion options and contingent interest provisions.

Leases

The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. The operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on our Consolidated Balance Sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the Consolidated Statements of Operations over the terms of the leases. In addition, the Company has entered into sublease agreements for some of its leased office space. Total rental income attributable to the subleases is offset against rent expense recorded in the Consolidated Statements of Operations over the terms of the leases. As of December 31, 2016 and 2015, the Company had not entered into any capital leases.

The Company is subject to non-cancellable leases for offices or portions of offices for which use might cease, resulting in a lease abandonment. When a lease abandonment is determined to have occurred, the present value of the future lease payments, net of estimated sublease payments, along with any unamortized tenant improvement costs, are recognized as lease abandonment expense in the Company’s Consolidated Statements of Operations with a corresponding liability in the Company’s Consolidated Balance Sheets. See Note 9 for discussion of the lease abandonment.

Impairment of Equity Method Investments

The Company considers potential impairment triggers for its equity method investments, and the equity method investments will be written down to fair value if there is evidence of a loss in value which is other-than-temporary. The Company may estimate the fair value of its equity method investments by considering recent investee equity transactions, discounted cash flow analyses, and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether other-than-temporary impairment has occurred. The estimation of fair value and whether other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. There was no such impairment for the year ended December 31, 2016. The Company had no equity method investments in 2015 or 2014.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of providing the requisite services or other instances where the revenue recognition criteria have not been met. Amounts deferred that are not anticipated to be recognized as revenue within a year of the balance sheet date are reported as long-term deferred liabilities.

Revenue Recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, performance or delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured.

At times, the Company enters into contracts that contain multiple deliverables and we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on an estimate of each unit’s relative selling price.

Revenue Recognition - Transformation

Transformation contracts consist of strategic assessments, or blueprint contracts, and implementation contracts. Based on the strategic assessment generated in a blueprint contract, a customer may decide to move forward with a population health or health plan strategy; in these cases, the customer enters into an implementation contract in which the Company provides services related to the launch of this strategy.

The Company recognizes revenue associated with transformation contracts based on a proportionate performance method, where revenue is recognized each period in proportion to the amount of the contract completed during that period. Contract completion is measured using output measures as best estimated by labor hours incurred compared to the total estimated labor hours necessary to complete our performance obligations contained in the contract.

Revenue Recognition - Platform and Operations

After the transformation phase, the Company often enters into a multi-year service contract with its customers where various population health, health plan operations, third-party health plan and PBM services are provided on an ongoing basis to the members of the customers’ plans typically in exchange for a monthly service fee, per member per month (“PMPM”) fee or a percentage of plan premiums.  Revenue from these contracts is recognized in the month in which the services are delivered.  In certain arrangements, there is a contingent portion of our service fee including meeting service level targets, sharing in rebates, shared medical savings arrangements based on financial performance and other performance measures. The Company continuously monitors its compliance with these arrangements and recognizes revenue when the amount is estimable and there is evidence to support meeting the criteria.

Credits and Discounts

We also provide credits and discounts to our customers often based on achieving certain volume commitments or other criteria. Credits are assessed to determine whether they reflect significant and incremental discounts. If the discounts are significant, the Company allocates them between the contract deliverables or future purchases as appropriate. If the future credit expires unused, it is recognized as revenue at that time.

Stock-based Compensation

Evolent Health, Inc. sponsors a stock-based incentive plan that provides for the issuance of stock-based awards to employees and non-employee directors of Evolent Health, Inc. or its consolidated subsidiaries, including Evolent Health LLC. For each equity award granted by Evolent Health, Inc., the Company is contractually required to issue a corresponding amount and class of membership equity to Evolent Health, Inc. in accordance with the Company’s Third Amended and Restated Operating Agreement. The stock-based awards generally vest over a four year period and expire ten years from the date of grant.

We expense the fair value of stock-based awards included in our incentive compensation plans. Fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, on a straight-line basis and is recognized as an increase to members’ equity. Stock-based compensation expense is reflected in “Cost of revenue” and “Selling, general and administrative expenses” in our Consolidated Statements of Operations. Additionally we capitalize personnel expenses attributable to the development of internal-use software, which include stock-based compensation costs. We adopted ASU 2016-09 during 2016, which allows us to recognize share-based award forfeitures as they occur rather than applying an estimated forfeiture rate. See “Change in Accounting Principal” below for further discussion of the adoption of ASU 2016-09.

Subsequent to the Series B Reorganization in 2013, stock-based awards were granted in the stock of the Company’s equity-method investor to employees of Evolent Health LLC. As such, we were required to use a “non-employee” model for recognizing stock-based compensation, which required the awards to be marked-to-market through net income at the end of each reporting period until vesting occurred. Subsequent to the Offering Reorganization described in Note 4, the results of Evolent Health LLC are consolidated by Evolent Health, Inc.; therefore, compensation costs are recognized using an “employee” model. Under the “employee” model, we no longer mark the awards to market at the end of each reporting period.

Income Taxes

On September 23, 2013, the Company underwent a legal entity and tax restructuring pursuant to which the Company’s federal and state income tax status and classification changed from a “C” corporation, subject to federal and state income taxes, to a partnership whereby the Company’s members (and not the Company itself) are responsible for reporting income or loss based on such member’s respective share of the Company’s income and expenses as reported for tax purposes. As a result of this restructuring, the Company is no longer subject to income tax.

Operating Segments

Operating segments are defined as components of a business that earn revenue and incur expenses for which discrete financial information is available that is evaluated, on a regular basis, by the chief operating decision maker (“CODM”) to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, allocates resources at a consolidated level and therefore the Company views its operations and manages its business as one operating segment. All of the Company’s revenue is generated in the United States and all assets are located in the United States.

Change in Accounting Principle

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. The Company elected to early adopt ASU 2016-09 effective January 1, 2016. There was no material impact to member equity on January 1, 2016.

3. Recently Issued Accounting Standards

Adoption of New Accounting Standards

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. The Company adopted ASU 2014-15 during 2016. The adoption did not have a material impact on the Company’s financial statements as management has not identified any conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for one year after the date the consolidated financial statements were available to be issued.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. The purpose of the update was to simplify the presentation of debt issuance costs. The amendments in the update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The standard is effective for annual periods beginning after December 15, 2015, and interim periods within those fiscal years. The new guidance should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company adopted ASU 2015-03 during 2016. As a result of the adoption, we recorded the $125.0 million private placement of the 2021 Mirror Notes as a long-term liability, net of deferred offering costs of $4.8 million. The deferred offering costs will be amortized into the principal note balance over the term of the 2021 Mirror Notes. Refer to Note 8 for further discussion of the 2021 Mirror Notes.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting. The update simplifies several aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. This standard is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted for any interim or annual period. The Company elected to early adopt this ASU during 2016, as described in Note 2 above.

Future Adoption of New Accounting Standards

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other - Simplifying the Test for Goodwill Impairment. The purpose of the ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates Step 2 from the goodwill impairment test. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. This update is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We anticipate this ASU may have a material impact on our consolidated financial statements if a future goodwill impairment test does not pass the Step 1 evaluation. We intend to early adopt the requirements of this standard for our annual and/or interim goodwill impairment tests for our fiscal year beginning January 1, 2017.

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business. The purpose of the ASU is to add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU provides a screen to determine when an integrated set of assets and activities is not a business. The ASU also provides a framework to assist entities in evaluating whether both an input and a substantive process are present. The amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments should be applied prospectively on or after the effective date. We intend to adopt the requirements of this standard effective January 1, 2018, and are currently evaluating the impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash. The purpose of the ASU is to reduce diversity in practice regarding the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments in the ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We intend to adopt the requirements of this standard effective January 1, 2018, and are currently evaluating the impact of the adoption on our Consolidated Statements of Cash Flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. This ASU provides updated guidance on eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We intend to adopt the requirements of this standard effective January 1, 2018, and are currently evaluating the impact of the adoption on our Consolidated Statements of Cash Flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. With respect to assets measured at amortized cost, such as held-to-maturity assets, the update requires presentation of the amortized cost net of a credit loss allowance. The update eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate can now reflect an entity’s current estimate of all future expected credit losses as opposed to the previous standard, when an entity only considered past events and current conditions. With respect to available for sale debt securities, the update requires that credit losses be presented as an allowance rather than as a write-down. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We intend to adopt the requirements of this standard effective January 1, 2020 and are currently evaluating the impact of the adoption on our financial condition and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, in order to establish the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This update introduces a new standard on accounting for leases, including a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB’s new revenue recognition standard (e.g., those related to evaluating when profit can be recognized). The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. We intend to adopt the requirements of this standard effective January 1, 2019, and are currently evaluating the impact of the adoption on our financial condition and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. In March 2016, the FASB issued an update to the new revenue standard (ASU 2014-09) in the form of ASU 2016-08, which amended the principal-versus-agent implementation guidance and illustrations in the new revenue guidance. The update clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. In April 2016, the FASB issued another update to the new revenue standard in the form of ASU 2016-10, which amended the guidance on identifying performance obligations and the implementation guidance on licensing. These ASUs were followed by two further updates issued during May 2016, including ASU 2016-11, which rescinds certain SEC guidance, such as the adoption of ASUs 2014-09 and 2014-16, including accounting for consideration given by a vendor to a customer, and ASU 2016-12, which is intended to clarify the objective of the collectability criterion while identifying the contract(s) with a customer. The new revenue standard (including updates) will be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted only as of annual reporting periods beginning after December 15, 2016. We intend to adopt the requirements of this standard effective January 1, 2018, and while we are evaluating the impact to our financial condition and results of operations, we expect the adoption of this ASU to require the inclusion of additional disclosures surrounding the nature and timing of our revenue. In our efforts to adopt this ASU, we have formulated an implementation team and begun the evaluation process. We have evaluated a number of our contracts and at this point there is no clear indication regarding overall impact to our consolidated financial statements. We intend to complete the process during 2017, and until we have a clear indication of the impact of the adoption of the new standard we will not finalize our implementation method.

We have evaluated all other issued and unadopted ASUs and believe the adoption of these standards will not have a material impact on our results of operations, financial position, or cash flows.

4. Transactions

Aldera

On November 1, 2016, Evolent Health, Inc. completed the acquisition of Aldera Holdings, Inc. (“Aldera”) and acquired 100% of the voting equity interests. Aldera is the primary software provider for the Valence Health (as defined below) third party administration (“TPA”) platform. The acquisition provides control over a key vendor for Valence Health’s TPA services. The merger consideration, net of certain closing and post-closing adjustments, was $34.3 million based on the closing price of Evolent Health, Inc.’s Class A common stock on the New York Stock Exchange on November 1, 2016, and consisted of approximately 0.5 million shares of Evolent Health Inc.’s Class A common stock, $17.5 million in cash and $7.0 million related to the settlement of a prepaid software license.

Prior to the acquisition of Aldera, Evolent Health, Inc. entered into a perpetual license agreement for development rights and use of Aldera proprietary software for $7.0 million. Upon closing the acquisition of Aldera, it was concluded that the $7.0 million prepaid asset recorded by Evolent Health, Inc. and the deferred revenue balance recorded by Aldera for the perpetual software license should be assessed as a prepayment for a software license that was effectively settled upon acquisition and is eliminated in the post-combination consolidated financial statements. No gain or loss was recognized on settlement as management determined the $7.0 million license fee to be priced at fair value and the license agreement did not include a settlement provision. Evolent Health, Inc. increased the consideration transferred for the acquisition of Aldera by $7.0 million for the effective settlement of the prepaid software license at the recorded amount, bringing the total consideration paid for the acquisition to $34.3 million.

Evolent Health, Inc. accounted for the transaction as a business combination using purchase accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of November 1, 2016, as follows (in thousands):

Purchase consideration:
Fair value of Class A common stock issued	$9,864
Cash for settlement of software license	7,000
Cash	17,481
Total consideration	$34,345

Tangible assets acquired:
Receivables	$624
Prepaid expenses and other current assets	272
Property and equipment	1,065
Other non-current assets	9

Identifiable intangible assets acquired:
Customer relationships	7,000
Technology	2,500

Liabilities assumed:
Accounts payable	429
Accrued liabilities	1,204
Accrued compensation and employee benefits	605
Deferred revenue	44

Goodwill	25,157
Net assets acquired	$34,345

The fair value of the receivables acquired, as shown in the table above, approximates the gross contractual amounts deemed receivable by management. Identifiable intangible assets associated with technology and customer relationships will be amortized on a straight-line basis over their preliminary estimated useful lives of 5 and 15 years, respectively. The technology is related to source code for licensed software used to support the third party administration platform offered to Aldera’s clients. The fair value of the intangible assets was primarily determined using the income approach. The income approach estimates fair value for an asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required rate of return that reflects the relative risk of achieving the cash flows and the time value of money. Goodwill is calculated as the difference between the acquisition date fair value of the total consideration and the fair value of the net assets acquired, and represents the future economic benefits that we expect to achieve as a result of the acquisition. The goodwill is attributable primarily to the acquired assembled workforce and expected cost and revenue synergies. Goodwill is considered an indefinite lived asset.

The amounts above reflect management’s preliminary estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed based on a valuation performed using currently available information. Any necessary adjustments will be finalized within one year from the date of acquisition.

Subsequent to the acquisition, Aldera was reorganized pursuant to Delaware law into a single-member limited liability company, to which Evolent Health Inc. contributed the assets and liabilities described in the table above. In connection with the transaction, the Company loaned $24.5 million in cash and issued 0.5 million Class A common units to Evolent Health, Inc., which then contributed its membership interest in the single-member limited liability company to Evolent Health LLC, which extinguished the loan receivable from Evolent Health, Inc. As a result, the Company owns the operating assets and liabilities of Aldera, as described in the table above, and our consolidated financial statements as of and for the year ended December 31, 2016, include the financial results of Aldera from November 1, 2016. The Consolidated Statements of Operations include $1.2 million of revenues and $1.8 million of net loss attributable to Aldera for the year ended December 31, 2016. The Company incurred approximately $0.2 million in transaction costs related to the Aldera transaction, which were recorded within “Selling, general and administrative expenses” on our Consolidated Statements of Operations for the year ended December 31, 2016. The transaction was a taxable business combination for Evolent Health, Inc. and the amount of goodwill determined for tax purposes is deductible upon the beginning of the amortization period for tax purposes; however, since the Company is a pass-through entity for income tax purposes, such deduction will be taken directly by Evolent Health, Inc.

Valence Health

On October 3, 2016, Evolent Health, Inc. completed its acquisition of Valence Health, Inc., excluding Cicerone Health Solutions, Inc. (“Valence Health”) and acquired 100% of the voting equity interests. Valence Health, based in Chicago, Illinois, was founded in 1996 and provides value-based administration, population health and advisory services. In its 20 year history, Valence Health has developed particular expertise in the Medicaid and pediatric markets. The addition of Valence Health is expected to strengthen the Company’s operational capabilities and provide increased scale and client diversification.

The merger consideration, net of certain closing and post-closing adjustments, was $217.0 million based on the closing price of Evolent Health, Inc.’s Class A common stock on the New York Stock Exchange on October 3, 2016, and consisted of 7.0 million shares of Evolent Health, Inc.’s Class A common stock and $54.8 million in cash. The final number of shares to be issued is still subject to adjustment, pending a concluded net working capital settlement.

Evolent Health, Inc. accounted for the transaction as a business combination using purchase accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of October 3, 2016, as follows (in thousands):

Purchase consideration:
Fair value of Class A common stock issued	$159,614
Fair value of contingent consideration	2,620
Cash	54,799
Total consideration	$217,033

Tangible assets acquired:
Restricted cash	$1,829
Accounts Receivable	8,587
Prepaid expenses and other current assets	3,465
Property and equipment	6,241
Other non-current assets	313

Favorable leases assumed (net of unfavorable leases)	4,323

Identifiable intangible assets acquired:
Customer relationships	69,000
Technology	18,000

Liabilities assumed:
Accounts payable	5,703
Accrued liabilities	3,865
Accrued compensation and employee benefits	9,200
Deferred revenue	2,022
Other long-term liabilities	2,328
Net deferred tax liabilities	13,316

Goodwill	141,709
Net assets acquired	$217,033

The fair value of the receivables acquired, as shown in the table above, approximates the gross contractual amounts due under contracts of $9.1 million, of which $0.5 million is expected to be uncollectible. Identifiable intangible assets associated with customer relationships and technology will be amortized on a straight-line basis over their preliminary estimated useful lives of 20 and 5 years, respectively. The customer relationships are primarily attributable to long-term existing contracts with current customers. The technology is an existing platform Valence Health uses to provide services to customers. The fair value of the intangible assets was primarily determined using the income approach. The income approach estimates fair value for an asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required rate of return that reflects the relative risk of achieving the cash flows and the time value of money. Goodwill is calculated as the difference between the acquisition date fair value of the total consideration and the fair value of the net assets acquired, and represents the future economic benefits that we expect to achieve as a result of the acquisition. The goodwill is attributable primarily to the acquired assembled workforce and expected cost and revenue synergies. Goodwill is considered an indefinite lived asset.

The amounts above reflect management’s preliminary estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed based on a valuation performed using currently available information. Any necessary adjustments will be finalized within one year from the date of acquisition.

In connection with the acquisition, Evolent Health, Inc. formed a Delaware single-member limited liability company, which merged with Valence Health, and was the surviving entity. Evolent Health, Inc. contributed the assets and liabilities described in the table above to the single-member limited liability company. Also in connection with the transaction, the Company loaned $54.8 million in cash and issued 7.0 million Class A common units to Evolent Health, Inc., which then contributed its ownership interest in the single-member limited liability company to Evolent Health LLC, thus extinguishing the loan receivable from Evolent Health, Inc. As a result, the Company owns the operating assets and liabilities of Valence Health, as described in the table above, and our consolidated financial statements as of and for the year ended December 31, 2016, include the financial results of Valence Health from October 3, 2016. The Consolidated Statements of Operations include $24.1 million of revenues and $18.1 million of net loss attributable to Valence Health for the year ended December 31, 2016.

The merger was structured as a tax-free reorganization and therefore Evolent Health, Inc. received carryover basis in the assets and liabilities acquired; accordingly, Evolent Health, Inc. recognized net deferred tax liabilities associated with the merger with a preliminary estimated fair value of $13.3 million. This created additional goodwill for Evolent Health, Inc., but as the Company is a pass-through entity for income tax purposes the goodwill did not flow through with the rest of the acquired net assets. Evolent Health, Inc. cannot deduct the purchased goodwill for tax purposes.

The transaction also included an earn-out of up to $12.4 million, fair valued at $2.6 million as of October 3, 2016, payable by January 30, 2017, in Evolent Health, Inc. Class A common stock, tied to new business activity contracted on or before December 31, 2016. The fair value was determined by assigning probabilities to potential business activity in the pipeline as of the acquisition date. As of December 31, 2016, Valence Health did not contract sufficient business to be eligible for payment of the earn-out consideration. As a result, the Company recorded a gain of $2.6 million in accordance with the release of the contingent liability for the year ended December 31, 2016, which is recorded within “(Gain) loss on change in value of contingent consideration” on our Consolidated Statements of Operations. The Company incurred approximately $2.7 million of transaction costs related to the Valence Health transaction for the year ended December 31, 2016. Approximately $2.6 million of the transaction costs are recorded within “Selling, general and administrative expenses” and less than $0.1 million are recorded within “Cost of revenue” on our Consolidated Statements of Operations.

In addition, our results for the year ended December 31, 2016, include approximately $3.9 million in stock compensation expense related to the acceleration of unvested Valence Health equity awards that vested upon the close of the Valence Health transaction. The expense is related to Valence Health employees that remained with the Company following the close of the transaction.

Our results from operations also include a lease abandonment expense of approximately $6.5 million in conjunction with a rental space acquired as part of the Valence Health transaction. Immediately following the transaction, the Company made a decision to abandon and sublet its rented space at 540 W. Madison Street, Suite 1400, Chicago, Illinois (the “14th Floor Space”). The 14th Floor Space was completely vacated and is not being used in any manner by Evolent following the date of the transaction. Accordingly, the Company believes it effectively ceased using the 14th Floor Space on October 3, 2016. As of October 3, 2016, the total gross value of remaining lease payments was $20.8 million and the gross value of reasonably estimable sublease rentals was $13.5 million. The Company applied a discount rate of 5%, based on its estimated incremental unsecured borrowing rate, resulting in an estimated net present value of the abandonment loss of approximately $6.5 million, the long-term portion of which is recorded within “Other long-term liabilities” and the short-term portion of which is recorded within “Accrued liabilities” on our Consolidated Balance Sheet as of December 31, 2016. The abandonment loss is recorded within “Selling, general and administrative expenses” on our Consolidated Statements of Operations for the year ended December 31, 2016.

Concurrent with Evolent Health, Inc.’s acquisition of Valence Health on October 3, 2016, Valence Health signed a Master Service Agreement (the “MSA”), as well as a Transition Service Agreement (the “TSA”) with Cicerone Health, the surviving Valence Health, Inc. state insurance cooperative business (“CHS”). The MSA and the TSA are at market rates and, therefore, there is no allocation of purchase price to these arrangements. The terms of, as well as the performance obligations under, the MSA and TSA were contributed down to the Company.

The terms of the MSA stipulate that the Company will provide service information technology, system configuration and medical management services to CHS’s state insurance cooperative clients until December 31, 2018. Based on management’s analysis, the terms of the MSA are at fair market value.

Under the terms of the TSA, the Company will provide back office information technology support to CHS and CHS will provide back office finance and human resources support to Evolent until December 31, 2017. Employees of both entities will have mutual employee health care claims administration through a self-funded plan. Based on management’s analysis, the terms of the TSA are at fair market value.

Passport

On February 1, 2016, the Company and Evolent Health, Inc. entered into a strategic alliance with University Health Care d/b/a Passport Health Plan (“Passport”), a nonprofit community-based and provider-sponsored health plan administering Kentucky Medicaid and federal Medicare Advantage benefits to approximately 0.3 million Kentucky Medicaid and Medicare Advantage beneficiaries. Prior to the transaction, the Company issued 1.1 million Class A common units to Evolent Health, Inc. in exchange for a corresponding number of Class A common shares. The Company used the 1.1 million Class A common shares to acquire capabilities and assets from Passport to enable us to build out a Medicaid Center of Excellence based in Louisville, Kentucky. Additional equity consideration of up to $10.0 million may be earned by Passport should we obtain new third party Medicaid businesses in future periods. This transaction also includes a 10-year arrangement under which we will provide various health plan management and managed care services to Passport. The Company incurred approximately $0.2 million in transaction costs related to the Passport acquisition for the year ended December 31, 2016. The transaction costs are recorded within “Selling, general and administrative expenses” on our Consolidated Statements of Operations. The Company has accounted for the transactions with Passport as a business combination using purchase accounting.

The fair value of the total consideration transferred in connection with the close of the transaction was $18.2 million, of which the Evolent Health, Inc. Class A common stock was valued at $10.5 million and the contingent equity consideration was initially valued at $7.8 million. The fair value of the shares issued was determined based on the closing price of Evolent Health, Inc.’s Class A common stock on the NYSE as of February 1, 2016, and the quantity of shares issued was determined under a pricing collar set forth in the purchase agreement. The contingent consideration of $8.3 million is a mark-to-market liability recorded within “Other long-term liabilities” on our Consolidated Balance Sheets as of December 31, 2016. We recorded a re-measurement loss of approximately $0.5 million based on a change in the discount rate as of December 31, 2016. The fair value of the contingent equity consideration was estimated based on the real options approach, a form of the income approach, which estimated the probability of the Company achieving future revenues under the agreement. Key assumptions include the discount rate and the probability-adjusted recurring revenue forecast. A further discussion of the fair value measurement of the contingent consideration is provided in Note 14.

The purchase price was allocated to the assets acquired based on their estimated fair values as of February 1, 2016, as follows (in thousands):

Purchase Consideration
Fair value of Class A common stock issued	$10,450
Fair value of contingent consideration	7,750
Total consideration	$18,200

Tangible assets acquired
Prepaid asset	$6,900

Goodwill	11,300
Net assets acquired	$18,200

The prepaid asset is related to an acquired facility license agreement as the Company was provided with leased facilities which house the acquired Passport employees at no future cost to the Company. The fair value of the acquired facility license agreement was determined by comparing the current market value of similar lease spaces to the facilities occupied by the acquired Passport personnel to obtain a market value of the occupied space, with the present value of the determined market value of the occupied space classified as the acquired facility license agreement prepaid asset. The goodwill is attributable partially to the acquired assembled workforce. The transaction was a taxable business combination for the Company and the amount of goodwill determined for tax purposes is deductible upon the beginning of the amortization period for tax purposes; however, since the Company is a pass-through entity for income tax purposes, such deduction will be taken directly by Evolent Health, Inc.

Results for the year ended December 31, 2016, include revenues and related expenses from our services agreement with Passport and amortization of the acquired intangibles for the period February 1, 2016, through December 31, 2016. The Consolidated Statements of Operations include $49.8 million of revenues and $6.4 million of net loss attributable to Passport for the year ended December 31, 2016.

The Offering Reorganization

On June 4, 2015, Evolent Health LLC and our parent, Evolent Health Holdings, undertook a reorganization, or the Offering Reorganization, in connection with the IPO of Evolent Health, Inc. In connection with the Offering Reorganization, the Company amended and restated its operating agreement to, among other things, establish two classes of equity (voting Class A common units and non-voting Class B common units). As part of the Offering Reorganization:

•	Evolent Health Holdings amended and restated its certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock;

•	Evolent Health Holdings merged with and into a newly incorporated entity, Evolent Health, Inc., and the surviving corporation of the merger was Evolent Health, Inc.;

•
An affiliate of TPG (which includes TPG Global, LLC and its affiliates including one or both of TPG Growth II BDH, LP and TPG Eagle Holdings, L.P.), a pre-Offering Reorganization member of Evolent Health LLC, merged with and into Evolent Health, Inc. and the surviving corporation of the merger was Evolent Health, Inc.;

•
Each of the then-existing stockholders of Evolent Health Holdings received four shares of Evolent Heath, Inc.’s Class A common stock and the right to certain payments under a Tax Receivables Agreement (the “TRA”) in exchange for each share of Class A common stock held in Evolent Health Holdings;

•
TPG received 2.1 million shares of Class A common stock of Evolent Health, Inc. at $17.00 per share, together with the right to certain payments under the TRA, in exchange for 100% of the equity that it held in its affiliate that was merged with Evolent Health, Inc., and Evolent Health LLC issued an identical number of Class A common units to Evolent Health, Inc.;

•
Evolent Health, Inc. issued shares of Class B common stock to certain entities which were members of Evolent Health LLC prior to the Offering Reorganization, together with the right to certain payments under a tax receivables agreement, and Evolent Health LLC issued an identical number of Class B common units to the holders of the Class B common stock of Evolent Health, Inc.; and

•	The Company’s MIRA was terminated, and our pre-Offering Reorganization members who were party thereto entered into a stockholders’ agreement with Evolent Health, Inc.

Subsequent to the Offering Reorganization, the pre-Offering Reorganization members of the Company (other than Evolent Health, Inc.) hold 100% of our Class B common units and Evolent Health, Inc. holds 100% of our Class A voting common units. The Company’s Class B common units can be exchanged (together with a corresponding number of shares of Evolent Health, Inc.’s Class B common stock) for one share of Evolent Health, Inc.’s Class A common stock.

Evolent Health, Inc.’s Step Acquisition of the Company

As a result of the Offering Reorganization, Evolent Health, Inc. obtained voting control over the Company and therefore consolidated the Company. Evolent Health, Inc. accounted for obtaining control of the Company as a step acquisition and, accordingly, recognized the fair value of the Company’s assets acquired, liabilities assumed, non-controlling interests recognized and the remeasurement gain recorded on the previously held equity interests. As the acquisition was the result of the Offering Reorganization and not the purchase of additional interests in the Company, there were no assets acquired or liabilities assumed, and there was no purchase price paid as a part of the transaction. Evolent Health, Inc.’s allocation of the value of the transaction (in thousands) is included below:

Goodwill	$608,903
Intangible assets	169,000
Cash and restricted cash	21,930
Other assets	49,239
Remeasurement gain on previously held equity interest	(414,133)
Liabilities and deferred revenue	(71,299)
Non-controlling interests	(332,793)
Carrying value of previously held equity interest	(30,847)
Purchase price	$—

Evolent Health, Inc.’s estimated fair value of the Company was determined using a business enterprise valuation approach that discounted the Company’s projected cash flows based on an estimate of its weighted average cost of capital. The Company’s fair value was estimated to be $777.8 million. In addition, Evolent Health, Inc. determined the fair value of the Company’s tangible and identifiable intangible assets, deferred revenue and other liabilities, based on various income and market approaches, including the relief from royalty method for trade name and technologies, and the discounted cash flow method for customer relationships, both of which use Level 3 inputs (see Note 14 for discussion of fair value and use of Level 3 inputs). Evolent Health, Inc. is amortizing the acquired identifiable intangible assets over their estimated useful lives (see Note 2 for discussion of useful lives for intangible assets). The Offering Reorganization was structured as a tax-free exchange and, therefore, did not result in tax deductible goodwill for Evolent Health, Inc.

Subsequent to the Offering Reorganization, the IPO and the secondary offering described below, as of December 31, 2016, Evolent Health, Inc. owned 77.4% of the economic interests and 100% of the voting rights in the Company. Evolent Health, Inc.’s operations will continue to be conducted through the Company and subsequent to the Offering Reorganization, the financial results of the Company are consolidated in the financial statements of Evolent Health, Inc. Evolent Health, Inc. is a holding company whose principal asset is all of the Class A common units it holds in the Company and its only business is to act as sole managing member of the Company.

Evolent Health LLC Governance

Evolent Health, Inc. serves as our sole managing member. As such, it controls the Company’s business and affairs and is responsible for the management of our business.

Coordination of Evolent Health, Inc. and Evolent Health LLC

Evolent Health, Inc. must, at all times, maintain a one-to-one ratio between the number of outstanding shares of its Class A common stock and the number of outstanding Class A common units of the Company.

Issuances of Common Units

The Company may only issue Class A common units to Evolent Health, Inc., as our sole managing member. Class B common units may be issued only to certain persons or entities. Such issuances of Class B common units shall be made in exchange for cash or other consideration. Class B common units may not be transferred as Class B common units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the third amended and restated operating agreement of the Company. Any such transfer must be accompanied by the transfer of an equal number of shares of Class B common stock of Evolent Health, Inc.

We entered into an exchange agreement with Evolent Health, Inc., The Advisory Board, TPG and another investor. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of the Company, holders of our Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of Evolent Health, Inc.’s Class B common stock, for shares of Evolent Health, Inc.’s Class A common stock on a one-for-one basis. The amount of Evolent Health, Inc.’s Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. As holders exchange their Class B common units and Class B common stock for Class A common stock, Evolent Health, Inc.’s interest in us will increase.

Pro forma financial information (unaudited)

The unaudited pro forma Consolidated Statements of Operations presented below gives effect to (1) the Aldera transaction as if it had occurred on January 1, 2015, (2) the Valence Health transaction as if it had occurred on January 1, 2015, (3) the Passport transaction as if it had occurred on January 1, 2015, and (4) pushdown accounting as if it had occurred on January 1, 2014. The following amounts include adjustments to:

•
Remove transaction costs related to the Aldera, Valence and Passport transactions of $0.2 million, $2.7 million and $0.3 million, respectively, recorded during 2016 and reclassify said amounts to 2015;

•
Remove one-time items, such as the gain on the release of our contingent liability related to Valence Health of $2.6 million, stock based compensation of $3.9 million related to the acceleration of Valence Health’s unvested equity awards and the lease abandonment charge related to the 14th Floor Space of $6.5 million, recorded during 2016 and reclassify said amounts to 2015;

•	Record amortization expenses related to intangible assets beginning January 1, 2015, for intangibles related to Valence Health and Aldera;

•	Record revenue and expenses related to the MSA and TSA in 2016 and 2015;

•	Record amortization expenses related to intangible assets beginning January 1, 2014, for intangibles related to the Offering Reorganization;

•	Record rent expense related to Passport prepaid lease beginning January 1, 2015;

•	Remove transaction costs of $4.3 million related to the Offering Reorganization and the IPO in 2015 and reclassify said amounts to 2014; and

•	Record amortization expenses related to intangible assets beginning January 1, 2014.

This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had pushdown accounting taken place on January 1, 2014. The pro forma adjustments were based on available information and assumptions that the Company believes are reasonable to reflect the impact of pushdown accounting on the Company’s historical financial information on a pro forma basis (in thousands).

	For the Years Ended
	December 31,
	2016	2015	2014
Revenue	$361,944	$311,639	$95,888
Net income (loss)	(228,941)	(99,803)	(68,856)

2016 Secondary Offering

In September 2016, Evolent Health, Inc. completed a secondary offering of 8.6 million shares of its Class A common stock at a public offering price of $22.50 per share. The shares were sold by the Selling Stockholders. Evolent Health, Inc. did not receive any proceeds from the sale of the shares.

The shares sold in the offering consisted of 6.4 million existing shares of Evolent Health, Inc.’s Class A common stock owned and held by the Selling Stockholders and 2.2 million newly-issued shares of Evolent Health, Inc.’s Class A common stock received by certain Investor Stockholders pursuant to the exercise of an existing exchange right.

The newly-issued shares of Evolent Health, Inc.’s Class A common stock were issued to certain Investor Stockholders in exchange for an equal number of shares of Evolent Health, Inc.’s Class B common stock (which were subsequently canceled) and an equal number of Evolent Health LLC’s Class B common units. Class B units received by Evolent Health, Inc. from relevant Investor Stockholders were simultaneously exchanged for an equivalent number of Class A units of Evolent Health LLC, and Evolent Health LLC canceled the Class B units it received in the Exchange.

As a result of the Exchange and Evolent Health LLC’s cancellation of the Class B units, Evolent Health, Inc.’s economic interest in Evolent Health LLC increased from 71.0% to 74.6% immediately following the Exchange. Evolent Health, Inc.’s economic interest in Evolent Health LLC will increase if further exchanges occur.

Asset Acquisition

Vestica Healthcare, LLC

On March 1, 2016, the Company entered into an Asset Purchase Agreement with Vestica Healthcare, LLC (“Vestica”). As part of the transaction, the Company paid $7.5 million to acquire certain assets from Vestica to further align our interests with one of our existing partners. Vestica can earn an additional $4.0 million in consideration, which is being held in escrow, based on certain future events. This transaction also includes an arrangement under which Vestica will continue to perform certain services on our behalf related to the acquired assets.

We accounted for the transaction as an asset acquisition where the assets acquired were measured based on the amount of cash paid to Vestica as well as transaction costs incurred as the fair value of the assets given was more readily determinable than the fair value of the assets received. We classified and designated identifiable assets acquired and we assessed and determined the useful lives of the acquired intangible assets subject to amortization. As a result, we recorded a $7.5 million customer relationship intangible asset with a useful life of thirteen years. The transaction was a taxable asset purchase. However, since the Company is a pass-through entity for income tax purposes, such deduction will be taken directly by Evolent Health, Inc.

5. Investments

Our investments are classified as held-to-maturity as we have both the intent and ability to hold the investments until their individual maturities. The amortized cost, gross unrealized gains and losses, and fair value of our investments as measured using Level 2 inputs (in thousands) were as follows:

	As of December 31, 2016
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Costs	Gains	Losses	Value
U.S. Treasury bills	$28,119	$116	$27	$28,208
Corporate bonds	16,222	81	8	16,295
Total investments	$44,341	$197	$35	$44,503

	As of December 31, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Costs	Gains	Losses	Value
U.S. Treasury bills	$28,306	$115	$181	$28,240
Corporate bonds	25,757	110	80	25,787
Total investments	$54,063	$225	$261	$54,027

The amortized cost and fair value of our investments by contractual maturities (in thousands) were as follows:

	As of December 31, 2016		As of December 31, 2015
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$44,341	$44,503	$9,445	$9,451
Due after one year through five years	—	—	44,618	44,576
Total	$44,341	$44,503	$54,063	$54,027

The following table summarizes our held-to-maturity securities in an unrealized loss position as of the periods noted below. These securities are aggregated by major security type and length of time that the individual securities have been in a continuous unrealized loss position (in thousands, except number of securities):

	As of December 31, 2016			As of December 31, 2015
	Number of	Fair	Unrealized	Number of	Fair	Unrealized
	Securities	Value	Losses	Securities	Value	Losses
Unrealized loss for less than twelve months:
U.S. Treasury bills	1	$4,002	$1	7	$28,240	$181
Corporate Bonds	—	—	—	14	21,674	80
Total	1	$4,002	$1	21	$49,914	$261

We did not hold any securities in a continuous unrealized loss position for twelve months or longer as of December 31, 2016 or 2015, respectively.

When a held-to-maturity investment is in an unrealized loss position, we assess whether or not we expect to recover the entire cost basis of security, based on our best estimate of the present value of cash flows expected to be collected from the debt security. Factors considered in our analysis include the reasons for the unrealized loss position, the severity and duration of the unrealized loss position, credit worthiness and forecasted performance of the investee. In cases where the estimated present value of future cash flows is less than our cost basis, we recognize an other than temporary impairment and write the investment down to its fair value. The new cost basis would not be changed for subsequent recoveries in fair value. While some of the securities held in the investment portfolio have decreased in value since the date of acquisition, the severity of loss and the duration of the loss position are not significant for the years ended December 31, 2016 or 2015. The Company does not intend, nor does the Company believe that it is likely, that the Company will be required to sell these securities before the recovery of the cost basis.

6. Property and Equipment, Net

The following summarizes our property and equipment (in thousands):

	As of
	December 31,
	2016	2015
Computer hardware	$4,474	$232
Furniture and equipment	2,448	1,604
Internal-use software development costs	21,385	6,363
Leasehold improvements	8,108	5,830
Total property and equipment	36,415	14,029
Accumulated depreciation and amortization expenses	(5,236)	(1,233)
Total property and equipment, net	$31,179	$12,796

The Company capitalized $15.0 million, $4.4 million, $6.4 million, and $7.7 million of these internal-use software development costs for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively. The net book value of capitalized internal-use software development costs was $19.9 million and $6.3 million as of December 31, 2016 and 2015, respectively.

Depreciation expense related to property and equipment was $2.6 million, $2.1 million, $1.2 million and $2.7 million for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively, of which amortization expense related to capitalized internal-use software development costs was $1.4 million, $1.2 million, less than $0.1 million and $1.0 million for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively.

7. Goodwill and Intangible Assets, Net

Goodwill

Goodwill has an estimated indefinite life and is not amortized; rather it is reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

In interim periods between annual goodwill reviews, we also evaluate qualitative factors that could cause us to believe our estimated fair value of our single reporting unit may be lower than the carrying value and trigger a Step 1 test including, but not limited to (i) macroeconomic conditions, (ii) industry and market considerations, (iii) our overall financial performance including an analysis of our current and projected cash flows, revenue and earnings, (iv) a sustained decrease in share price and (v) other relevant entity-specific events including changes in strategy, partners, or litigation.

As a result of the Offering Reorganization described in Note 4, we revalued our Consolidated Balance Sheets to the market value of Evolent Health, Inc.’s IPO share price of $17.00 and recorded $608.9 million in goodwill on our Consolidated Balance Sheets.

Subsequent to our 2015 annual impairment testing in the fourth quarter of 2015, Evolent Health, Inc.’s common stock price declined significantly, reaching a historic low in the first quarter of 2016. During the three months ended March 31, 2016, Evolent Health, Inc.’s common stock traded between $8.48 and $12.32, or an average common stock price of $10.33 compared to an average common stock price of $19.51 and $14.73 during the three month periods ended September 30, 2015, and December 31, 2015, respectively. A sustained decline in Evolent Health, Inc.’s common stock price and the resulting impact on Evolent Health, Inc.’s market capitalization is one of several qualitative factors we consider each quarter when evaluating whether events or changes in circumstances indicate it is more likely than not that a potential goodwill impairment exists. Evolent Health, Inc.’s Class A common stock price is an indicator of impairment for Evolent Health LLC because Evolent Health Inc. is a holding company whose only asset is Evolent Health LLC; therefore Evolent Health, Inc.’s market capitalization is reflective of Evolent Health LLC’s value. We concluded that the further decline in Evolent Health, Inc.’s common stock price observed during the first quarter of 2016 did represent a sustained decline and that triggering events occurred during the period requiring an interim goodwill impairment test as of March 31, 2016. As such, we performed a Step 1 impairment test of our goodwill as of March 31, 2016.

Step 1 Results

To determine the implied fair value for our single reporting unit, we used both a market multiple valuation approach (“market approach”) and a discounted cash flow valuation approach (“income approach”).  In determining the estimated fair value, we considered the level of Evolent Health, Inc.’s Class A common stock price and assumptions that we believed market participants would make in valuing our reporting unit, including a control premium, as well as discounted cash flow calculations of management’s estimates of future financial performance and management’s long-term plans.  This analysis also required us to make judgments about revenues, expenses, fixed asset and working capital requirements, the timing of exchanges of our Class B common shares, capital market assumptions and discount rates.

In our March 31, 2016, Step 1 test, our most sensitive assumption for purposes of the market approach was our estimate of the control premium, and the most sensitive assumption related to the income approach, other than our cash flows, was the discount rate. As of March 31, 2016, our single reporting unit failed the Step 1 analysis as we determined that its implied fair value was less than its carrying value based on the weighting of the fair values determined under both the market and income approaches. As fair value was less than carrying value, we performed a Step 2 test to determine the implied fair value of our goodwill.

Step 2 Results

In our March 31, 2016, Step 2 test, the fair value of all assets and liabilities were estimated, including our tangible assets (corporate trade name, customer relationships and technology), for the purpose of deriving an estimate of the implied fair value of goodwill. The implied fair value of goodwill was then compared to the carrying amount of goodwill resulting in an impairment charge of $160.6 million on our Consolidated Statements of Operations.

The impairment was driven primarily by the sustained decline in Evolent Health, Inc.’s share price as our estimates of our future cash flows and the control premium have remained consistent, combined with an increase in the discount rate period over period. As noted above, our determination of fair value used a weighting of the fair values determined under both the market and income approaches, with the market approach driving the significant reduction in overall firm value and related impairment of goodwill.

On October 31, 2016, we performed our annual impairment test in accordance with our policy as stated above. Our qualitative assessment did not identify sufficient indicators of impairment to require a Step 1 evaluation.

The following table summarizes the changes in the carrying amount of goodwill (in thousands):

	For the Years Ended
	December 31,
	2016	2015
Balance as of beginning-of-year	$608,903	$—
Goodwill Acquired (1)	164,950	608,903
Goodwill Impairment (current and cumulative)	(160,600)	—
Balance as of end-of-year	$613,253	$608,903

(1) Represents goodwill acquired as a result of the Offering Reorganization for the year ended December 31, 2015, and as a result of the Passport, Valence Health and Aldera transactions for the year ended December 31, 2016, as discussed further in Note 4.

Intangible Assets, Net

As part of the Offering Reorganization described in Note 4, intangible assets of $169.0 million were recorded on our Consolidated Balance Sheets. We recorded additional intangible assets of $108.3 million related to the Passport, Valence Health and Aldera transactions in 2016, as discussed further in Note 4.

Prior to the Offering Reorganization, we amortized an intangible asset related to a software license contributed by UPMC for use and resale as part of our service offerings which was valued at $3.0 million and a five year useful life.

Details of our intangible assets (in thousands), including their weighted-average remaining useful lives (in years), are presented below:

	As of December 31, 2016
	Weighted-
	Average	Gross		Net
	Remaining	Carrying	Accumulated	Carrying
	Useful Life	Amount	Amortization	Value
Corporate trade name	18.4	$19,000	$1,505	$17,495
Customer relationships	21.5	203,500	9,018	194,482
Technology	5.2	50,500	7,753	42,747
Below market lease, net	9.4	4,323	124	4,199
Total		$277,323	$18,400	$258,923

	As of December 31, 2015
	Weighted-
	Average	Gross		Net
	Remaining	Carrying	Accumulated	Carrying
	Useful Life	Amount	Amortization	Value
Corporate trade name	19.4	$19,000	$554	$18,446
Customer relationships	24.4	120,000	2,797	117,203
Technology	6.4	30,000	2,497	27,503
Total		$169,000	$5,848	$163,152

Amortization expense related to intangible assets was $12.5 million, $0.5 million, $5.8 million and $0.9 million for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively.

Future estimated amortization of intangible assets (in thousands) as of December 31, 2016, is as follows:

2017	$19,027
2018	18,971
2019	19,065
2020	19,052
2021	18,086
Thereafter	164,722
Total	$258,923

Intangible assets are reviewed for impairment if circumstances indicate the Company may not be able to recover the asset’s carrying value. As discussed above, during the first quarter of 2016, our single reporting unit failed the Step 1 test for goodwill impairment, thus triggering an impairment analysis of the carrying value our intangible asset group.  In conjunction with the impairment testing of the carrying value of our goodwill, we performed an analysis to determine whether the carrying amount of our intangible asset group was recoverable.  We performed a Step 1 test, which required management to compare the total undiscounted future cash flows of the intangible asset group to the current carrying amount.  The total undiscounted cash flows included only the future cash flows that are directly associated with and that were expected to arise as a result of the use and eventual disposal of the asset group.  Based on our Step 1 test, we concluded the carrying amount of our long-lived assets were recoverable given the pre-tax, undiscounted cash flows exceed the carrying value of the asset group.

8. Long-term Debt

In December 2016, Evolent Health, Inc. issued $125.0 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2021 in a private placement to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended. The 2021 Notes were issued at par for net proceeds of $120.2 million. Evolent Health, Inc. incurred $4.8 million of debt issuance costs in connection with the 2021 Notes, which are being amortized to non-cash interest expense using the straight line method over the contractual term of the 2021 Notes, since this method was not materially different from the effective interest method. The closing of the Private Placement of the 2021 Notes occurred on December 5, 2016.

Holders of the 2021 Notes are entitled to cash interest payments, which are payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2017, at a rate equal to 2.00% per annum. The 2021 Notes will mature on December 1, 2021, unless earlier repurchased or converted in accordance with their terms prior to such date. In addition, holders of the 2021 Notes may require the Company to repurchase their 2021 Notes upon the occurrence of a fundamental change at a price equal to 100.00% of the principal amount of the 2021 Notes being repurchased, plus any accrued and unpaid interest. Upon maturity, and at the option of the holders of the 2021 Notes, the principal amount of the notes may be settled via shares of Evolent Health Inc.’s Class A common stock.

The 2021 Notes are convertible into shares of Evolent Health, Inc.’s Class A common stock, based on an initial conversion rate of 41.6082 shares of Class A common stock per $1,000 principal amount of the 2021 Notes, which is equivalent to an initial conversion price of approximately $24.03 per share of Evolent Health, Inc.’s Class A common stock. In the aggregate, the 2021 Notes are initially convertible into 5.2 million shares of Evolent Health Inc.’s Class A common stock (excluding any shares issuable by Evolent Inc. upon a conversion in connection with a make-whole provision upon a fundamental change under the Indenture).

The 2021 Notes are convertible, in multiples of $1,000 principal amount, at the option of the holders at any time prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, Evolent Health, Inc. will deliver for each $1,000 principal amount of notes converted a number of shares of Class A common stock equal to the applicable conversion rate (together with a cash payment in lieu of delivering any fractional share) on the third business day following the relevant conversion rate. Pursuant to the operating agreement between the Company and Evolent Health, Inc., we will issue a corresponding amount of Class A common units to Evolent Health, Inc. for every share of Evolent Health, Inc. Class A common stock issued in connection with conversion or maturity of the 2021 Notes.

2021 Mirror Notes

Immediately following the issuance of the 2021 Notes and pursuant to a mirror agreement, Evolent Health, Inc. committed to loan the proceeds, net of deferred offering costs, to Evolent Health LLC under identical terms as described above. Evolent Health LLC intends to use the net proceeds for working capital and other general corporate purposes. As of December 31, 2016, the Company has received proceeds of $10.0 million and recorded the amount within “Long-term debt” on its Consolidated Balance Sheets, net of discount. The Company received the remainder of the proceeds during the first quarter of 2017. Interest expense related to the loan was immaterial for the year ended December 31, 2016. The Company did not have any indebtedness for the years ended December 31, 2015 and 2014.

2021 Mirror Notes Carrying Value

The estimated fair value of the 2021 Mirror Notes is $9.2 million, which approximates cost as of December 31, 2016. Fair value approximates cost as there were no significant movements in interest rates between the issuance date and December 31, 2016. The 2021 Mirror Notes also have embedded conversion options and contingent interest provisions.

The following table summarizes the carrying value of the long-term debt (in thousands) as of December 31, 2016:

Carrying value	$9,160
Unamortized discount	840
Principal amount	$10,000
Remaining amortization period (years)	4.9

9. Commitments and Contingencies

UPMC Reseller Agreement

The Company and UPMC are parties to a reseller, services and non-competition agreement, dated August 31, 2011, which was amended and restated by the parties on June 27, 2013 (as amended through the date hereof, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed the Company as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. In consideration for the Company’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to the Company’s customers and top prospects.

The Advisory Board Company Reseller Agreement

The Company and The Advisory Board are parties to a services, reseller, and non-competition agreement, dated August 31, 2011, which was amended and restated by the parties on June 27, 2013, and May 1, 2015 (as so amended, “The Advisory Board Company Reseller Agreement”). Under the terms of The Advisory Board Company Reseller Agreement, The Advisory Board provides certain services to the Company on an as-requested basis.  In addition, The Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement and has the right to collect certain fees for specified referrals. Pursuant to the Advisory Board Company Reseller Agreement, the Company entered into a services agreement with The Advisory Board in October 2016 whereby The Advisory Board will provide certain services to the Company in conjunction with risk adjustment services provided to one of our customers.

Contingencies

Litigation Matters

We are engaged from time to time in certain legal disputes arising in the ordinary course of business, including employment claims. When the likelihood of a loss contingency becomes probable and the amount of the loss can be reasonably estimated, we accrue a liability for the loss contingency. In connection with the Valence Health transaction, the Company acquired certain in-process litigation. However, the Company is fully indemnified by the Valence Health sellers and therefore has no potential exposure. We continue to review accruals and adjust them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained, and our views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in our accrued liabilities would be recorded in the period in which such determination is made. The Company is not aware of any legal proceedings or claims as of December 31, 2016 and 2015, that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or result of operations.

Commitments

Lease Commitments

The Company has entered into lease agreements for its office locations in Arlington, Virginia, Chicago, Illinois, Lisle, Illinois, and San Francisco, California. In addition, certain leases acquired as part of the Valence Health transaction included existing sublease agreements for office locations in Chicago, Illinois. Total rental expense, net of sublease income, on operating leases was $5.9 million, $1.2 million, $2.3 million and $3.3 million for the year ended December 31, 2016, for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively.

In connection with various lease agreements, the Company is required to maintain $4.9 million in letters of credit. As of December 31, 2016, the Company held $4.9 million in restricted cash and restricted investments as collateral for the letters of credit.

Arlington, Virginia Office Lease

During 2013, the Company entered into a facility lease in Arlington, Virginia. Total future minimum lease commitments over 4 years are $13.8 million as of December 31, 2016. The future minimum lease payments associated with the Arlington, Virginia lease are included in the table below. In conjunction with this lease, the Company is required to maintain a letter of credit in the amount of $1.6 million. The collateral for the letter of credit is currently recorded as restricted cash.

Lisle, Illinois Office Lease

On November 1, 2016, the Company assumed a facility lease in Lisle, Illinois as part of the Aldera transaction. Total future minimum lease commitments over 8.5 years are approximately $4.0 million as of December 31, 2016. The future minimum lease payments associated with the Lisle, Illinois lease are included in the table below. In conjunction with this lease, the Company is required to maintain a letter of credit in the amount of $0.5 million. The collateral for the letter of credit is currently recorded as restricted cash.

Chicago, Illinois Office Lease

On October 3, 2016, the Company assumed a facility lease in Chicago, Illinois as part of the Valence Health transaction. This lease includes three floors. One of the floors is occupied by the Company, one is subleased to a tenant, and one was abandoned. Total future minimum lease commitments over 11 years are approximately $30.2 million as of December 31, 2016. The future minimum lease payments associated with the Chicago, Illinois lease are included in the table below. In conjunction with this lease, the Company is required to maintain a letter of credit in the amount of $1.5 million. The collateral for the letter of credit is currently recorded as restricted cash.

In connection with the Chicago, Illinois lease, the Company acquired a sublease tenant for one of the floors (“13th Floor Sublease”). Total future sublease income over 11 years is approximately $10.1 million as of December 31, 2016. The future minimum sublease income attributable to the 13th Floor Sublease is included in the table below.

Also in connection with the Chicago, Illinois lease agreement, the Company made a decision to abandon and sublet one of the floors in its rented space. The space was acquired as part of the Valence Health acquisition and has a remaining lease term of 11 years as of December 31, 2016. The 14th Floor Space has been completely vacated and is not being used in any manner by Evolent following the date of the merger. Accordingly, the Company believes it effectively ceased using the 14th Floor Space on October 3, 2016. As of October 3, 2016, the total gross value of remaining lease payments was $20.8 million and the gross value of reasonably estimable sublease rentals was $13.5 million. The gross estimated sublease value was determined with a real estate broker and reflects an appropriate market risk premium. Accordingly, the discount rate used in the present value calculation takes into account only the time value of money. The Company applied a discount rate of 5%, based on its estimated incremental unsecured borrowing rate, resulting in an estimated net present value of the abandonment loss of approximately $6.5 million, the long-term portion of which is recorded within “Other long-term liabilities” and the short-term portion of which is recorded within “Accrued liabilities” on our Consolidated Balance Sheets. The unsecured borrowing rate is based on the Company’s convertible debt rate of 2% with a premium added to reflect an unsecured borrowing rate. The abandonment loss is recorded within “Selling, general and administrative expenses” on our Consolidated Statements of Operations.

The following table presents a roll forward of the lease abandonment liability for the year ended December 31, 2016:

Accrual at December 31, 2015	$—
Abandonment expense	6,460
Abandonment amortization	(360)
Accrual at December 31, 2016	$6,100

Future minimum rental commitments (in thousands) as of December 31, 2016, were as follows (including the gross lease payments related to the 14th Floor Space):

2017	$8,883
2018	8,694
2019	7,014
2020	6,964
2021	2,851
Thereafter	22,379
Total	$56,785

Future minimum sublease payments receivable (in thousands) as of December 31, 2016, were as follows:

2017	$1,754
2018	1,501
2019	815
2020	809
2021	556
Thereafter	6,551
Total	$11,986

Purchase Obligations

Our contractual obligations related to vendor contracts (in thousands) as of December 31, 2016, were as follows:

	Less			More
	Than	1 to 3	3 to 5	Than
	1 Year	Years	Years	5 Years	Total
Purchase obligations related
to vendor contracts	$2,276	$393	$—	$—	$2,669

Indemnifications

The Company’s customer agreements generally include a provision by which the Company agrees to defend its partners against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such indemnities and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Guarantees

As part of our strategy to support certain of our partners in the Next Generation Accountable Care Program (“Next Gen”), we entered into upside and downside risk sharing arrangements. Our downside risk-sharing arrangements are limited to our fees and are executed through our wholly-owned captive insurance company. To satisfy the capital requirements of our insurance entity as well as state insurance regulators, Evolent entered into letters of credit of $5.0 million to secure potential losses related to insurance services. This amount is in excess of our actuarial assessment of loss.

Credit and Concentration Risk

The Company is subject to significant concentrations of credit risk related to cash and cash equivalents, investments and accounts receivable. As of December 31, 2016, materially all of our $23.3 million of cash and cash equivalents are held in bank deposits with FDIC participating banks. While the Company maintains its cash and cash equivalents and investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents or investments to date.

The following table summarizes those partners who represented at least 10% of our revenue for the periods presented:

	Successor		Predecessor
	For the year ended	For the period	For the period	For the year ended
	December 31,	June 4, 2015 -	January 1, 2015	December 31,
	2016	December 31, 2015	- June 3, 2015	2014
Customer A	19.6%	*	*	*
Customer B	14.5%	15.6%	18.7%	25.0%
Customer C	12.7%	11.2%	10.2%	*
Customer D	*	19.6%	15.7%	16.0%
Customer E	*	14.1%	18.7%	21.0%
Customer F	*	11.8%	12.3%	14.0%

* Represents less than 10.0% of the respective balance

The following table summarizes those partners who represented at least 10% of our trade accounts receivable for the periods presented:

	As of December 31,
	2016	2015
Customer B	*	12.9%
Customer D	*	23.2%
Customer F	*	28.1%
Customer G	*	11.4%
Customer H	14.3%	*

* Represents less than 10.0% of the respective balance

At times our contracts may be amended to change the nature and price of the services and/or the time period over which they are provided. For example, in 2015, we signed two amendments to our agreement with Piedmont WellStar Health Plan, noted as customer D above, that reduced our expected revenue under that contract in 2016. In connection with the amendments, the customer also sold its 2.2% ownership interest in us to certain of our pre-IPO investors, consisting of TPG, The Advisory Board and UPMC.

During the fourth quarter of 2015, we agreed to amend the terms of our contract with WakeMed Health and Hospitals, noted as customer E above, and changed our fee structure from a PMPM-based fee to a combination of a fixed-fee and a performance-based fee. The performance-based portion of our fee was tied to Wake Med’s participation in the Next Generation ACO Program. In 2016 Wake Med determined not to participate in the calendar year 2016 program; therefore the portion of our fee and the corresponding expenses related to the performance-based arrangement were eliminated from our agreement.

10. Stock-based Compensation

2011 and 2015 Equity Incentive Plans

Evolent Health, Inc. sponsors a stock-based incentive plan for employees and non-employee directors of Evolent Health, Inc. and its consolidated subsidiaries, which includes Evolent Health LLC. The plan provides for the issuance of stock options, performance-based stock options, restricted stock and restricted stock units (“RSUs”), under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”) and the 2015 Evolent Health, Inc. Omnibus Incentive Compensation Plan (the “2015 Plan”). Evolent Health, Inc. assumed the 2011 Plan in connection with the merger of Evolent Health Holdings, Inc. with and into Evolent Health, Inc. The 2011 Plan allows for the grant of an array of equity-based and cash incentive awards to Evolent Health Inc.’s directors, employees and other service providers. The 2011 Plan was amended on September 23, 2013, to increase the number of shares authorized to 9.1 million shares of Evolent Health Inc.’s common stock. As of December 31, 2016 and 2015, 4.9 million and 5.1 million stock options, respectively, and 3.8 million shares of restricted stock have been issued, net of forfeitures, under the 2011 Plan.

On May 1, 2015, the Board of Directors approved and authorized the 2015 Plan which provides for the issuance of up to 6.0 million shares of the Company’s Class A common stock to employees and non-employee directors of the Company and its consolidated subsidiaries. As of December 31, 2016 and 2015, 1.7 million and 0.7 million stock options and 0.7 million and 0.3 million RSUs have been issued, net of forfeitures, under the 2015 Plan.

We follow an employee model for our stock-based compensation as awards are granted in the stock of our parent, Evolent Health, Inc., to employees of its consolidated subsidiary, Evolent Health LLC, after the Offering Reorganization. During the period subsequent to the Series B Reorganization and prior to the Offering Reorganization, stock-based awards were granted in the stock of our equity-method investor, Evolent Health Holdings, to employees of the Company. As the stock-based awards were granted in the stock of a non-consolidated entity, we followed a “non-employee” model for recording stock-based compensation which required the awards to be marked-to-market through net income at the end of each reporting period until vesting occurred. See below for details on how Evolent Health, Inc. and Evolent Health LLC determined the value of Evolent Health, Inc. common stock for purposes of stock-based compensation prior to the Offering Reorganization.

Under the Company’s Third Amended and Restated Operating Agreement, the Company is required to issue an identical amount of common units to Evolent Health, Inc. in exchange for its underlying stock. As a result, the Company records a capital contribution from Evolent Health, Inc. each time a stock award is granted.

Stock-based Compensation Expense

Total compensation expense by award type and line item in our consolidated financial statements were as follows (in thousands):

	Successor		Predecessor
	For the year ended	For the period	For the period	For the year ended
	December 31,	June 4, 2015 -	January 1, 2015	December 31,
	2016	December 31, 2015	- June 3, 2015	2014
Award Type
Stock options	$15,647	$8,913	$12,829	$3,125
Performance-based stock options	374	—	—	—
Restricted stock	—	4,875	8,909	7,966
RSUs	2,583	942	—	—
Acceleration of unvested equity awards	3,897	—	—	—
Total	$22,501	$14,730	$21,738	$11,091

Line Item
Cost of revenue	$2,670	$1,144	$1,374	$758
Selling, general and
administrative expenses	19,831	13,586	20,364	10,333
Total	$22,501	$14,730	$21,738	$11,091

We recorded $3.9 million in stock-based compensation expense during 2016 for the acceleration of Valence Health’s unvested equity awards that vested upon the close of the Valence Health transaction. We recorded $4.9 million in stock-based compensation in the period June 4, 2015, through December 31, 2015, for the acceleration of our unvested restricted shares which vested immediately after the Offering Reorganization and prior to the IPO.

No stock-based compensation in the totals above was capitalized as software development costs for the year ended December 31, 2016. Less than $0.1 million of stock-based compensation included in the totals above was capitalized as software development costs for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014.

Total unrecognized compensation expense (in thousands) and expected weighted-average period (in years) by award type for all of our stock-based incentive plans were as follows:

	As of
	December 31, 2016
		Weighted-
		Average
	Expense	Period
Stock options	$23,168	1.46
Performance-based stock options	1,415	3.17
RSUs	6,336	2.47
Total	$30,919

Stock Options

Other than the performance based stock options described below, options awarded under the incentive compensation plans are generally subject to a four-year graded service vesting period where 25% of the award vests after each year of service and have a maximum term of 10 years. Information with respect to our options is presented in the following disclosures.

The option price assumptions used for our stock option awards were as follows:

	For the Years Ended December 31,
	2016	2015	2014
Weighted-average fair value
per option granted	$4.69	$10.41	$7.48
Assumptions:
Expected term (in years)	6.25	6.25	6.25
Expected volatility	45%	45%	35%
Risk-free interest rate	1.3 - 1.5%	1.4 - 1.8%	1.8 - 2.0%
Dividend yield	—%	—%	—%

The fair value of options is determined using a Black-Scholes options valuation model with the assumptions disclosed in the table above. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility of a peer group of public companies similar to Evolent Health, Inc. over the most recent period commensurate with the estimated expected term of the awards due to the limited history of Evolent Health, Inc.’s stock price. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected term of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based on the midpoint convention.

Information with respect to our stock options, including weighted-average remaining contractual term (in years) and aggregate intrinsic value (in thousands) was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding as of December 31, 2015	5,689,928	$6.03	8.63	$34,589
Granted	905,241	10.42
Exercised	(220,722)	5.70
Forfeited	(369,102)	10.32
Outstanding as of December 31, 2016	6,005,345	$6.44	7.83	$50,193

Vested and expected to vest
after December 31, 2016	6,005,345	$6.44	7.83	$50,193

Exercisable at December 31, 2016	2,629,035	$6.78	7.62	$26,944

The total fair value of options vested during the year ended December 31, 2016, the period January 1, 2015, through June 3, 2015, the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, was $12.4 million, $1.2 million, $10.0 million and $2.3 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2016, the period January 1, 2015, through June 3, 2015, the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, was $3.8 million, zero, $0.5 million and less than $0.1 million, respectively. We issue new shares to satisfy option exercises.

Performance-based stock option awards

In March 2016, Evolent Health, Inc. granted approximately 0.3 million performance-based options to certain employees to create incentives for continued long-term success and to more closely align executive pay with Evolent Health, Inc.’s stockholders’ interests. Each of the grants is subject to market-based vesting, as follows:

•
one-third of the shares subject to the option award will vest in the event that the average closing price of Evolent Health, Inc.’s Class A common stock on the NYSE is at least $13.35 per share for a consecutive ninety day period;

•
one-third of the shares subject to the option award will vest in the event that the average closing price of Evolent Health, Inc.’s Class A common stock on the NYSE is at least $16.43 per share for a consecutive ninety day period; and

•
one-third of the shares subject to the option award will vest in the event that the average closing price of Evolent Health, Inc.’s Class A common stock on the NYSE is at least $19.51 per share for a consecutive ninety day period.

In addition, the percentage of options per tranche that has satisfied the market-based performance hurdle is also subject to a service completion schedule. The aggregate percentage of options eligible to vest is based upon each of the service completions dates below:

•	50% of the shares subject to the option award will vest on March 1, 2019, and

•	50% of the shares subject to the option award will vest on March 1, 2020.

We measured the fair value of the performance-based stock options using a Monte Carlo simulation approach with the following assumptions: risk-free interest rate of 1.83%, volatility of 65%, expected term of ten years and dividend yield of 0%. These inputs resulted in a weighted-average fair value per option granted of $6.68. During 2016 all of the average stock price milestones were achieved and therefore the awards are now only subject to the service completion obligations.

Information with respect to our performance-based stock options (aggregate intrinsic value shown in thousands, weighted-average remaining contractual term shown in years) was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding as of December 31, 2015	—	$—	—	$—
Granted	267,770	10.27
Outstanding as of December 31, 2016	267,770	$10.27	9.17	$1,213

Vested and expected to vest
after December 31, 2016	267,770	$10.27	9.17	$1,213

Restricted stock

Restricted stock awarded under the incentive compensation plans are generally subject to a graded service vesting period where 25% of the award vests after one year of service and the remaining award vests quarterly thereafter. Restricted stock awards are issued to the participants for no consideration. There were no restricted stock awards granted or forfeited during the years ended December 31, 2016 or 2015. There were no restricted stock awards outstanding as of December 31, 2016 or 2015.

Restricted Stock Units

Other than RSUs granted to Evolent Health Inc.’s non-employee directors which have a one year vesting period, RSUs awarded under the incentive compensation plans are generally subject to a four-year graded service vesting period where 25% of the award vests after each year of service and are issued to the participants for no consideration. Information with respect to our RSUs is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Outstanding as of December 31, 2015	333,354	$16.84
Granted	473,944	11.60
Forfeited	(81,324)	15.19
Vested	(107,693)	16.68
Outstanding as of December 31, 2016	618,281	$13.07

The total fair value of RSUs vested during the year ended December 31, 2016, was $1.8 million. There were no RSU vests for the years ended December 31, 2015 or 2014.

11. Income Taxes

After the Series B Reorganization, the Company is no longer a taxable entity as it was converted from a corporation to a partnership for U.S. federal income tax purposes, and as such is not a taxable entity and incurs no U.S. federal income tax liability. Instead, its net taxable income is generally allocated to its members pro rata subsequent to the Offering Reorganization, or subject to the members’ rights and preferences prior to the Offering Reorganization according to the number of common units each member owns. As a result of the Series B Reorganization, the Company ceased the recognition of all federal and state deferred tax assets and liabilities as of September 23, 2013.

12. Employee Benefit Plans

We sponsor a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. We contributed $4.3 million, $1.4 million, $2.4 million and $2.3 million to the plan for the year ended December 31, 2016, the period January 1, 2015, through June 3, 2015, the period June 4, 2015, through December 31, 2015, and for the year ended December 31, 2014, respectively.

13. Investments In and Advances to Affiliates

Georgia Physicians for Accountable Care LLC

During the second quarter of 2016, the Company acquired 21,429 Class B units of GPAC for $3.0 million in cash. The investment represented a 27% economic interest and a 28% voting interest in GPAC at the date of the transaction. The Company has determined it has significant influence but that it does not have control over GPAC. Accordingly, the investment is accounted for under the equity method of accounting and the Company will be allocated its proportional share of GPAC’s profits and losses for each reporting period. For the year ended December 31, 2016, Evolent Health, Inc.’s proportional share of the losses of GPAC was $0.8 million. As of December 31, 2016, the Company owned a 26% economic interest and a 28% voting interest in GPAC.

Concurrently, the Company signed a long-term services agreement with GPAC to provide certain management, operational and support services to help GPAC manage elements of its service offerings. Revenue related to the long-term services agreement for the year ended December 31, 2016, was $0.2 million.

14. Fair Value Measurement

GAAP defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) assuming an orderly transaction in the most advantageous market at the measurement date. GAAP also establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date;

•
Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date and the fair value can be determined through the use of models or other valuation methodologies; and

•	Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the particular asset or liability being measured.

Recurring Fair Value Measurements

In accordance with GAAP, certain assets and liabilities are required to be recorded at fair value on a recurring basis. The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis (in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents (1)	$1,128	$—	$—	$1,128

Liabilities
Contingent consideration (2)	$—	$—	$8,300	$8,300

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents (1)	$122,328	$—	$—	$122,328

(1) Represents the cash and cash equivalents that were held in a money market fund as of December 31, 2016 and 2015, as presented in the tables above.
(2) Represents the contingent earn-out consideration related to the Passport acquisition as described further in Note 4.

The Company recognizes any transfers between levels within the hierarchy as of the beginning of the reporting period. There were no transfers between fair value levels for the years ended December 31, 2016 and 2015, respectively.

In the absence of observable market prices, the fair value is based on the best information available and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

As discussed in Note 4, the strategic alliance with Passport includes a provision for additional equity consideration contingent upon the Company obtaining new third party Medicaid business in future periods. The significant unobservable inputs used in the fair value measurement of the Passport contingent consideration are the five-year risk-adjusted recurring revenue compound annual growth rate (“CAGR”) and the applicable discount rate. A significant increase in the assumed five-year risk-adjusted recurring revenue CAGR projection or decrease in discount rate in isolation would result in a significantly higher fair value of the contingent consideration.

The changes in our contingent consideration, measured at fair value, for which the Company uses Level 3 inputs to determine fair value are as follows for the year ended December 31, 2016 (in thousands):

Balance as of beginning of year	$—
Additions	10,386
Settlements	—
Realized and unrealized (gains) losses, net	(2,086)
Balance as of end of year	$8,300

The table above includes contingent consideration related to both the Passport and Valence Health transactions. As discussed in Note 4, there was contingent consideration related to the Valence Health transaction, tied to Valence Health contracting new business activity on or before December 31, 2016. The Company determined the fair value of the contingent consideration was approximately $2.6 million as of the acquisition date. Valence Health did not contract sufficient business activity to be eligible for any contingent consideration as of December 31, 2016. Accordingly, the Company recorded a $2.6 million realized gain associated with the release of the liability. There is no contingent consideration obligation related to the Valence Health transaction as of December 31, 2016. The realized gain was offset by a $0.5 million realized loss associated with an increase in fair value of Passport’s contingent consideration, which was initially recorded at $7.8 million. As a result, the Company recorded a net realized gain of 2.1 million in fair value of contingent consideration for the year ended December 31, 2016.

The Company did not have any assets or liabilities with Level 3 inputs for the year ended December 31, 2015.

The following table summarizes the fair value (in thousands), valuation techniques and significant unobservable inputs of our Level 3 fair value measurements as of December 31, 2016:

	Fair	Valuation	Significant	Assumption or
	Value	Technique	Unobservable Inputs	Input Ranges
Contingent consideration (1)	$8,300	Real options approach	Risk-adjusted recurring revenue CAGR	97.0%	(2)
			Discount rate/time value	2.5% - 4.5%

(1) Related to additional Passport earn-out consideration as described further in Note 4.
(2) The risk-adjusted recurring revenue CAGR is calculated over the five year period 2017-2021. Given that there was no recurring revenue in 2016, the calculation of the 2017 growth rate is based on a theoretical 2016 recurring revenue of $1.0 million, resulting in a higher growth rate. The risk-adjusted recurring revenue CAGR over the period 2018-2021 is 50.8%.

The Company did not hold any assets or liabilities with Level 3 inputs as of December 31, 2015.

Nonrecurring Fair Value Measurements

In addition to the assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. This includes goodwill, intangible assets, property, plant and equipment, held-to-maturity investments and equity method investments. While not carried at fair value on a recurring basis, these items are continually monitored for indicators of impairment that would indicate current carrying value is greater than fair value. In those situations, the assets are considered impaired and written down to current fair value. Refer to Notes 4, 5, 6 and 7 for further discussion of assets measured at fair value on a nonrecurring basis.

Other Fair Value Disclosures

The carrying amounts of cash and cash equivalents (those not held in a money market fund), restricted cash, receivables, prepaid expenses, accrued liabilities, accrued compensation and deferred rent approximate their fair values because of the relatively short-term maturities of these items and financial instruments.

The estimated fair value of the 2021 Mirror Notes is $10.0 million, which approximates cost as of December 31, 2016. Fair value approximates cost as there were no significant movements in interest rates between the issuance date and December 31, 2016. See Note 8 for further discussion of the 2021 Mirror Notes.

15. Related Parties

As discussed in Note 13, the Company owned a 26% economic interest in GPAC as of December 31, 2016, and is considered to have significant influence. As a result, the Company accounts for the investment under the equity method of accounting and is allocated its proportional share of GPAC’s profits and losses for each reporting period. In addition, the Company signed a long-term services agreement with GPAC to provide certain management, operational and support services to help GPAC manage elements of its service offerings.

The Company also works closely with both of its founding investors, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on providing certain specified services and making valuable connections with CEOs of health systems that could become partners. The Company’s relationship with UPMC is a subcontractor relationship where UPMC has agreed to execute certain tasks (primarily TPA services) relating to certain customer commitments. We also conduct business with a company in which UPMC holds a significant equity interest.

Additionally, prior to the Offering Reorganization, Evolent Health, Inc. issued shares of common and preferred stock to certain of our partners while concurrently entering into revenue contracts with those partners. The Company issued an identical number of Class A common units to Evolent Health, Inc. as a result of the stock issuances. Those customers are considered related parties and the balances and/or transactions with them are reported on our consolidated financial statements.

The Company also works closely with its parent entity, Evolent Health, Inc. The Company acts as the operating company for Evolent Health Inc., which is the holding company. In addition, the Company entered into various transaction with Evolent Health Inc. during 2016, including a mirror note agreement (as discussed further in Note 8) and contributions of purchased assets (as discussed further in Note 4). Evolent Health, Inc. is considered a related party and the balances and/or transaction with them are reported on our consolidated financial statements.